Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

December 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall
John Hodgin
Cheryl Brown
Timothy Levenberg

Re:	Infinity Natural Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 27, 2024 File No. 333-282502

Ladies and Gentlemen:

This letter sets forth the response of Infinity Natural Resources, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 12, 2024, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-7

1. Staff’s comment: We note your response to comment 25 in the staff letter dated August 30, 2024. Please clarify your disclosures to state prior to the corporate reorganization Infinity Natural Resources, Inc. is newly organized, has not commenced operations, and is nominally capitalized. For an investor’s understanding, disclose the impact that will occur on the shareholders’ equity, and historical financial statements of Infinity Natural Resources, Inc. giving effect to the contemplated transactions described in page F-2.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-7 of the Revised Registration Statement accordingly.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer
Raleigh Wolfe, General Counsel Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP

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